DDi Corp.

1220 Simon Circle

Anaheim, California 92806

January 7, 2004

VIA EDGAR

United States Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Application for Removal of Unsold Securities From Registration

Ladies and Gentlemen:

Pursuant to Rule 478(a)(4) promulgated under the Securities Act of 1933, as amended (the “Act”), DDi Corp., a Delaware corporation (the “Company”), hereby makes this application to remove from registration any securities remaining unsold under the Registration Statements listed below (collectively, the “Registration Statements”). Upon the effectiveness of the Company’s Modified First Amended Plan of Reorganization dated as of August 30, 2003 filed under Chapter 11 of the U.S. Bankruptcy Code, all unsold securities registered under the Registration Statements were cancelled. Accordingly, the Company respectfully requests the removal from registration of the securities unsold under the following Registration Statements as required under Item 512 of Regulation S-K:

•	Form S-8, File No. 333-37336, filed May 18, 2000;
•	Form S-8, File No. 333-86328, filed April 16, 2002; and
•	Form S-3, File No. 333-91692, filed July 1, 2002

The undersigned, on behalf of the Company pursuant to Rule 478(a)(4) of the Act, respectfully requests the SEC to grant this application of the Company to have the unsold securities under the Registration Statements removed from registration and issue an appropriate Order to that effect. Please forward a copy of the Order to the undersigned via facsimile at (212) 287-8536, with a copy to John F. Della Grotta of Paul, Hastings, Janofsky & Walker, LLP at (714) 979-1921, as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact John F. Della Grotta or Kurt E. Scheuerman of Paul, Hastings, Janofsky & Walker, LLP at (714) 668-6210 or (714) 668-6228, respectively.

United States Securities and Exchange Commission

January 7, 2004

Thank you for your assistance.

Very truly yours, DDI CORP.

By:	/s/ JOSEPH GISCH

Joseph Gisch Chief Financial Officer